

Mail Stop 4628

April 16, 2018

Mark C. Jaksich
Executive Vice-President and Chief Financial Officer
Valmont Industries, Inc.
One Valmont Plaza
Omaha, NE 68154-5215

> **Re:** **Valmont Industries, Inc.**
> **10-K for Fiscal Year Ended December 30, 2017**
> **Filed February 28, 2018**
> **File No. 001-31429**

Dear Mr. Jaksich:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

General

1.   The website of your Valley Irrigation brand provides contact information for Valley Irrigation dealers in Sudan. In a letter to the staff dated June 26, 2015, you discussed your export license concerning Sudan and contact with the Sudanese government. Additionally, on page 12 and elsewhere in the 10-K you refer to operations in geographic markets including the Middle East, a region that includes Syria.

As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your 2015 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance